Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

On December 8, 2003, ProxyMed, Inc. and PlanVista Corporation issued a joint press release announcing that ProxyMed and PlanVista had entered into an Agreement and Plan of Merger, dated as of December 5, 2003. The text of the joint press release follows.

FOR IMMEDIATE RELEASE

IMPORTANT NOTE: A live teleconference call to discuss the pending merger is accessible by calling 1-877-989-4936 beginning at 1:00 p.m. Eastern Time on Monday, December 8, 2003. Callers will be asked to provide a verbal passcode, which is “ProxyMed / PlanVista Conference Call”. The conference call will be simultaneously broadcast on the Internet at www.proxymed.com.

Contacts: ProxyMed, Inc. Nancy J. Ham President 954-473-1001 nham@proxymed.com	PlanVista Corporation Bennett Marks Chief Financial Officer 813-353-2340 bmarks@planvista.com

PROXYMED TO ACQUIRE PLANVISTA

- Acquisition of Medical Cost Containment Company Expands ProxyMed’s Suite
of Transaction Services for its Payer Customers -

Fort Lauderdale and Tampa, Florida. (Business Wire) December 8, 2003 — ProxyMed, Inc. (Nasdaq: PILL), a leading provider of healthcare transaction processing services, and PlanVista Corporation (OTC: PVST), a provider of technology-based medical cost containment and business process outsourcing services, today announced the signing of a definitive merger agreement. Pending shareholder approvals, ProxyMed will acquire 100% of the outstanding capital stock of PlanVista.

     PlanVista is a leading medical cost management firm and has contracts with more than 750 payer customers that provide healthcare coverage to more than two million plan members. PlanVista’s network is one of the largest provider-based networks in the United States, comprised of approximately 400,000 physicians, 4,000 hospitals, and 55,000 ancillary providers covering all 50 states. PlanVista’s proprietary repricing technology and data platform are industry-leading, and over 60% of PlanVista’s claim volume is transmitted either via the Internet or other electronic means.

     Over the past year, ProxyMed has been executing a strategy to add breadth and depth to its payer connectivity, product offering and relationships. The acquisition of MedUnite in December 2002 brought strong relationships with seven of the nation’s largest insurance companies. ProxyMed then announced two new payer-oriented product and service offerings, FirstProxy ERA/EFT and medical cost containment in conjunction with PlanVista.

     Through the existing commercial arrangement, ProxyMed has already established a large pipeline for PlanVista’s services, with the first joint payer customer, Great-West Healthcare, being announced today in a separate press release. The acquisition of PlanVista is the logical expansion upon the existing commercial partnership. By becoming one company, ProxyMed can now offer a comprehensive and innovative end-to-end solution for processing claims and payment transactions both pre and post adjudication. This provides an opportunity for substantial acceleration of ProxyMed’s top-line growth and profitability through cross-selling its more than 450 payer customers with the new service offerings.

     “The initial positive response we have been getting from our payer customers plus the strong comfort level developed from working with PlanVista’s team over the last five months led us to pursue this transaction,” said Michael K. Hoover, Chairman and CEO of ProxyMed. “We have built a solid core business at ProxyMed, and we are now focused on maximizing our growth opportunities and delivering new services to our existing customers. The combination of ProxyMed’s direct payer connectivity and PlanVista’s proven technology-based cost containment solutions will provide our customer base a broader and deeper range of services from which to choose.”

     For the nine months ended September 30, 2003, PlanVista reported revenues of $24.0 million and EBITDA profits of $7.2 million. For the same period, ProxyMed reported revenues of $53.2 million and EBITDA profits of $1.1 million. For the quarter ended September 30, 2003, PlanVista reported revenues of $8.0 million and EBITDA profits of $2.9 million, while ProxyMed reported revenues of $18.1 million and EBITDA profits of $1.6 million. A reconciliation of net income to EBITDA is set forth in the table below. In addition to the revenue growth expected from the comprehensive service offerings from the combined company, operating leverage associated with the elimination of duplicative expenses, including the public company expenses of PlanVista, is anticipated to lead to increased operating profits in the combined company.

     “Since announcing our commercial partnership, our two companies and management teams have been working very closely together to create connectivity between us, integrate our service offerings and launch our joint sales and marketing efforts,” said Nancy J. Ham, President of ProxyMed. “As a result, we have substantially mitigated the integration work that will be required to combine the two enterprises post-deal. However, we will be able to eliminate PlanVista’s separate public company expenses, which combined with other reductions in duplicative functions should allow us to realize a merger synergy of more than $1 million on an annual basis. And with the exception of the duplicative administrative positions, we will be welcoming all of PlanVista’s senior management to ProxyMed post-transaction.”

     The transaction is valued at $57.6 million (based on ProxyMed’s closing price of $16.01 on December 5th). Additionally, ProxyMed is assuming $26.5 million in debt through the acquisition of PlanVista and will also fund the retirement of an additional $18.0 million of PlanVista’s debt. Subject to the closing of the merger, ProxyMed is raising $24.1 million through the issuance of 1.691 million shares of common stock at $14.25 per share in a private placement to affiliates of General Atlantic Partners and Commonwealth Associates to fund the debt repayment, to pay for transaction-related expenses and for working capital purposes. With the signing of the definitive agreement, ProxyMed will write-off the $5.3 million carrying value of its warrant in PlanVista in the fourth quarter of 2003 as it will not exercise the warrant.

     As approved by the Boards of Directors of each company, the merger calls for ProxyMed to issue 3.6 million shares of its common stock for all of the capital stock of PlanVista, which will represent approximately 30% of ProxyMed’s outstanding stock post merger and related transactions. PlanVista’s common stockholders will receive approximately 0.0869 shares of ProxyMed common stock for each share of PlanVista common stock, and the preferred stockholders will receive approximately 0.0685 shares of ProxyMed stock for each common share of PlanVista that their preferred stock is convertible into. These exchange ratios are subject to certain adjustments prior to the transaction closing. Based on the stock prices of the two companies on December 5, 2003, PlanVista’s common and preferred stockholders would receive ProxyMed stock valued at approximately $1.39 for each share of PlanVista common stock and $1.09 for each share of PlanVista common stock that the preferred stock is convertible into, respectively.

     Phillip S. Dingle, Chairman and CEO of PlanVista, said “We are excited to be joining forces with ProxyMed and believe that this strategic combination represents the absolute best alternative for our shareholders now and in the future. Among other objectives, the merger enables us to revive our growth prospects, which have been competitively disadvantaged by our balance sheet during the past two years, and also resolves the significant refinancing pressures we would otherwise face as we moved to complete a highly dilutive refinancing in the spring. Finally, the merger will give our shareholders more liquidity with respect to their shares — though we clearly hope that, by removing some of the historical financial impediments to growth, we will have a renewed ability to enhance the value of those shares.”

     The transaction is subject to approval by shareholders of both companies and other customary closing conditions and is expected to close during the first quarter of 2004. Upon closing, PlanVista will operate as a wholly-owned subsidiary of ProxyMed. Additionally, upon closing, PlanVista will appoint William L. Bennett, a current independent director of PlanVista to ProxyMed’s board, and will recommend an additional member for ProxyMed’s approval.

Teleconference Call

     ProxyMed and PlanVista have scheduled a joint teleconference call for today, December 8, 2003 at 1:00 p.m. EST to discuss this transaction. The call is accessible by calling 877-989-4936. Callers will need to provide a verbal passcode, which is “ProxyMed / PlanVista Conference Call”. The conference call will be simultaneously broadcast on the Internet at www.proxymed.com.

About PlanVista

PlanVista provides medical cost containment and business process outsourcing solutions to the medical insurance and managed care industries. PlanVista provides integrated national preferred provider organization network access, electronic claims repricing, and network and data management services to health care payers, such as self-insured employers, medical insurance carriers, third party administrators, health maintenance organizations, and other entities that pay claims on behalf of health plans. PlanVista also provides network and data management services to health care providers, such as individual providers and provider networks.

About ProxyMed — Where Healthcare Connects™

ProxyMed is the nation’s second largest provider-based electronic healthcare transaction services company. ProxyMed provides connectivity services and related value-added products to physicians, payers, pharmacies, medical laboratories, and other healthcare providers and suppliers. ProxyMed’s services support a broad range of both financial and clinical transactions, and is HIPAA certified through Claredi. To facilitate these services, ProxyMed operates Phoenix™, its secure national electronic information platform, which provides physicians and other primary care providers with direct connectivity to one of the industry’s largest list of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories.

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed and PlanVista are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed or PlanVista.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at its website www.proxymed.com or PlanVista at its website at www.planvista.com.

Forward Looking Statements

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents ProxyMed and PlanVista file from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, PlanVista’s Form 10-K for the year ended December 31, 2003, as amended, and the registration statement relating to the acquisition to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed and PlanVista assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the companies’ websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

EBITDA, a non-GAAP financial measure, is defined as earnings before interest, income taxes, depreciation, amortization and change in accounting principle.

EBITDA should not be considered a measure of financial performance under generally accepted accounting principles. Items excluded from EBITDA are significant components in understanding and assessing financial performance. We have included EBITDA because management believes it is a key measure used to evaluate our operating performance and is used by investors and analysts to evaluate companies in our industry. EBITDA should not be considered in isolation or as an alternative to net income, cash flows data or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to similarly titled measures of other companies.

A reconciliation to net income, a corresponding measure under GAAP, is as follows:

	ProxyMed, Inc.		PlanVista Corporation

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,

	2003	2003	2003	2003

EBITDA(1)	$1,648	$1,132	$2,888	$7,162
Add (Deduct):
Depreciation and amortization	(1,478)	(4,153)	(155)	(425)
Interest expense	(203)	(572)	(646)	(2,032)
Other income	4,041	4,793	—	—
Provision for income taxes	—	—	(564)	(1,219)

Net income	$4,008	$1,200	$1,523	$3,486

(1)	EBITDA is a metric that ProxyMed and PlanVista believe is a meaningful measurement of operating performance as it allows for comparison of performance between other competitors in the healthcare IT industry. Additionally, both ProxyMed and PlanVista utilize EBITDA as one of the factors in determining its management performance rewards. The calculation of EBITDA has no basis in Generally Accepted Accounting Principles (“GAAP”).